

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

July 21, 2009

<u>VIA U.S. Mail and Facsimile 882-2-2757-6121</u>

Joseph Tung
Chief Financial Officer
Room 1901, No. 333,
Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China

> **Re: Advanced Semiconductor Engineering, Inc.**
> **Form 20-f for the fiscal year ended December 31, 2008**
> **Filed June 24, 2009**
> **File No. 001-16125**

Dear Mr. Tung:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2008

Item 15. Controls and Procedures, page 90

Management's Annual Report on Internal Control over Financial Reporting, page 90

1.   Please revise future filings to include a statement that the registered public
        accounting firm that audited the financial statements included in the annual report
        containing the disclosure required by this Item has issued an attestation report on
        management's assessment of the issuer's internal control over financial reporting.
        Refer to Item 15(b) of Form 20-F.

Consolidated Financial Statements

Note 32. Summary of Significant Differences Between Accounting Principles Followed
by the Company and Accounting Principles Generally Accepted in the United States of
America, page F-55

2.   We see from the statement of operations on page F-4 that you recognize the "loss
        on inventory valuation and obsolescence" and "impairment loss" as non-operating
        losses under ROC GAAP. Please tell us how you present these losses under U.S.
        GAAP. Please refer, by analogy, to FASB ASC 420-10-S99-1 and 3. Please also
        tell us the nature of the "impairment loss" and explain the basis for your
        presentation under U.S. GAAP.

Note 33. Additional Disclosures Required by U.S. GAAP, page F-64

3.   We see from page F-14 that you acquired from the minority shareholders the
        ordinary shares of ASE Test on May 30, 2008. Please tell us and revise future
        filings to disclose how you have accounted for the acquisition under U.S. and
        ROC GAAP and include the disclosures required by paragraphs 51-55 of SFAS
        141, as appropriate.

Exhibit 12(a) and 12(b)

4.   We note that the identification of the certifying individuals at the beginning of the
        certifications required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. In future filings, the identification of the certifying
        individual at the beginning of each certification should be revised so as not to
        include such individual's title.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested

information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief